June 21, 2017

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Asset Trust

Registration Statement on Form N-1A

File No. 333-08045

Ladies and Gentlemen:

This letter sets forth responses to additional oral comments received from Anu Dubay of the Staff of the Securities and Exchange Commission (the “SEC”) on June 15, 2017, pertaining to the above referenced Registration Statement on Form N-1A (the “Registration Statement”) submitted by Virtus Asset Trust (the “Registrant”) on January 27, 2017 for the purpose of registering the shares of various new series of the Registrant (the “Funds”), and is in addition to the responses in our June 14, 2017 letter. Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

1.	Comment:

Page 33, Seix Short-Term Bond Fund. In the first sentence at the top of the page, the Staff believes that “average dollar weighted maturity” should be used, as opposed to “effective maturity.” Please refer to the text preceding footnote 45 in the adopting release for Rule 35d-1 (Release No. IC-24828), which identifies the required dollar-weighted average maturity that an investment company should apply when using a name that indicates the maturity of the securities that it holds.

Response:

The Registrant has removed the reference to effective maturity and added the following disclosure:

“There are no limits on the fund’s average-weighted maturity or on the remaining maturities of individual securities in which the fund may invest. The subadviser anticipates that the fund’s modified-adjusted duration will mirror that of the Bloomberg Barclays 1-3 Year Government/ Credit Index, plus or minus 20%. For example, if the duration of the Bloomberg Barclays 1-3 Government/Credit Index is 1.5 years, the fund’s duration may be 1.2 to 1.8 years. As of March 31, 2017, the duration of the Bloomberg Barclays 1-3 Year Government/Credit Index was 1.90 years. Duration measures a bond or fund’s sensitivity to interest rate or other changes (such as changes in a bond’s yield) and is expressed as a number of years. The higher the number, the greater the risk. Under normal circumstances, for example, if a portfolio has a duration of 5 years, its value will change by 5% if yields change by 1%. Shorter duration bonds generally result in lower expected volatility. The fund may invest a portion of its assets in securities that are restricted as to resale.”

EDGAR Operations Branch
June 21, 2017

The Registrant believes this change more accurately reflects the management of the Fund than a reference to weighted average maturity. Furthermore, the disclosure above is consistent with the relevant parameters set forth in the SEC’s adopting release that a short term bond fund maintain a dollar weighted average maturity of no more than 3 years. We note the adopting release for Rule 35d-1 describes the requirement for a Fund’s weighted average maturity, but it does not require any specific disclosure regarding the maturity of its fixed income securities. Although the Fund’s investment strategy description does not specify that its average maturity will be no longer than 3 years, if the Fund is managed according to its strategy description, its average maturity is expected to fall within the relevant parameters set forth in the adopting release.

2.	Comment:

 Page 92, Seix Short-Term Municipal Bond Fund. In the last sentence at the end of the page, the Staff believes that “average dollar weighted maturity” should be used, as opposed to “effective maturity.” Please refer to the text preceding footnote 45 in the adopting release for Rule 35d-1 (Release No. IC-24828), which identifies the required dollar-weighted average maturity that an investment company should apply when using a name that indicates the maturity of the securities that it holds.

Response:

The Registrant respectfully declines to make this change. The Subadviser manages the maturity of the Seix Short-Term Municipal Bond Fund to an effective maturity target, and believes that effective maturity is a more appropriate calculation of maturity in a short-term municipal bond fund, calculating to reflect pre-refunded and callable dates. The Registrant believes average dollar weighted maturity is more applicable to fixed income funds with holdings in mortgage-backed and asset-backed securities, where duration is calculated to reflect pay-downs.

The Registrant believes the current language more accurately reflects the management of the Fund than a reference to weighted average maturity. Furthermore, the current disclosure is consistent with the relevant parameters set forth in the SEC’s adopting release that a short term bond fund maintain a weighted average maturity of no more than 3 years. We note the adopting release for Rule 35d-1 describes the requirement for a Fund’s weighted average maturity, but it does not require any specific disclosure regarding the maturity of its fixed income securities. Although the Fund’s investment strategy description does not specify that its average maturity will be no longer than 3 years, if the Fund is managed according to its strategy description, its average maturity is expected to fall within the relevant parameters set forth in the adopting release.

EDGAR Operations Branch
June 21, 2017

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Sincerely,

/s/ Arie Heijkoop, Jr.

cc:	Jennifer Fromm, Esq.

Kevin J. Carr, Esq.

Ann Flood

David C. Mahaffey, Esq.

John L. Chilton, Esq.